Filed by Qell Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lilium GmbH

Commission File No. 001-39571

t Ll Ll um

Disclaimer collectively referred to herein as the “Lilium Group”. No representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will the Lilium Group or any of their respective subsidiaries, shareholders, affiliates, This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Lilium GmbH (“Lilium” or the “Company”), Qell Acquisition Corp. (“Qell”) and the holding company that will acquire Lilium and Qell (“New Lilium”) in the proposed business combination and related transactions (the “Proposed Transaction”) and for no other purpose. Lilium, Qell and New Lilium are representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources, as well as from research reports prepared for other purposes that the Lilium Group believes are reasonable. The Lilium Group has not independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness, and this data is subject to change. This presentation does not purport to be exhaustive or to contain all the information that may be required to make a full analysis of the Lilium Group or the Proposed Transaction. You should make your own evaluation of the Lilium Group and of the relevance and adequacy of the information in this presentation, and you should make such other investigations as you deem necessary. Forward-Looking Statements and Risk Factors This presentation contains certain forward-looking statements, including, but not limited to, statements regarding the benefits of the Proposed Transaction, the anticipated timing of the Proposed Transaction, the Lilium Group’s proposed business and business model, the markets and industry in which the Lilium Group intends to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, the expected results of the Lilium Group’s business and business model when launched in phases, and Lilium Group’s projected future results, including estimates related to revenue, EBITDA and gross margins. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group will operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including, but not limited to, the following risks: (i) the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the transaction may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties fail to satisfy the conditions to the consummation of the transaction, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the lack of a third party valuation in Qell’s determination to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the impact of COVID-19 on Lilium’s business or the Proposed Transaction; (vii) the effect of the announcement or pendency of the Proposed Transaction on Lilium’s business relationships, performance and operations generally; (viii) the Proposed Transaction disrupts Lilium’s current business plans and operations or potential difficulties in Lilium employee retention as a result of the Proposed Transaction; (ix) the outcome of any legal proceedings that may be instituted against the Lilium Group related to the Proposed Transaction; (x) the Lilium Group’s ability to obtain or maintain Qell’s securities listing on the Nasdaq; (xi) the market price of Qell’s and the post combination company’s securities may be volatile due to a variety of factors, such as changes in the competitive environment in which the Lilium Group will operate, the regulatory framework of the industry in which the Lilium Group will operate, developments in the Lilium Group’s business and operations, and changes in the capital structure; (xii) the Lilium Group’s ability to implement business plans, operating models, forecasts, and other expectations and identify and realize additional business opportunities after the completion of the Proposed Transaction; (xiii) general economic downturns or general systematic changes to the industry in which the Lilium Group will operate, including a negative safety incident involving one of the Lilium Group’s competitors that results in decreased demand for the Lilium Group’s jets or services; (xiv) the Lilium Group and its current and future business partners will be unable to successfully develop and commercialize the Lilium Group’s business, or experience significant delays in doing so; (xv) the post-combination company may never achieve or sustain profitability; (xvi) the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the post-combination company experiences difficulties in managing its growth, moving between development phases or expanding its operations; (xviii) third-party suppliers, component manufacturers or service provider partners are not able to fully and timely meet their obligations or deliver the high-level customer service that the Lilium Group’s customers will expect; (xix) the Lilium Group’s jets not performing as expected, delays in producing the Lilium Group’s jets or delays in seeking full certification of all aspects of the Lilium Group’s jets, causing overall delays in the anticipated time frame for the Lilium Group’s commercialization and launch; (xx) the technology necessary to successfully operate the Lilium Group’s business, as contemplated in the business models and financial forecasts, is delayed, unavailable, not available at commercially anticipated prices, not sufficiently tested, not certified for passenger use or otherwise unavailable to the Lilium Group based on its current expectations and anticipated needs; (xxi) any identified material weaknesses in the Lilium Group’s internal control over financial reporting which, if not corrected, could adversely affect the reliability of the Lilium Group’s financial reporting; (xxii) product liability lawsuits, civil or damages claims or regulatory proceedings relating to the Lilium Group’s jets, technology, intellectual property or services; (xxiii) the Lilium Group’s inability to secure or protect its intellectual property; and (xxiv) negative publicity about the Lilium Group, its employees, directors, management, shareholders, affiliated parties or Lilium’s founders. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Lilium Group is not giving you any assurance that it will achieve its expectations. Use of Projections and Description of Partnerships This presentation contains Lilium’s projected financial information, such as revenue, cost of goods sold, gross profit, operating capital expenditures, selling, general and administrative expense, EBITDA and gross margins through 2027. Such projected financial information constitutes forward-looking information based on management’s reasonable expectations and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying projected financial information are necessarily inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, as discussed above under “Forward-Looking Statements”. Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The Lilium Group’s independent auditors have not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they have not and will not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. This presentation contains descriptions of some of Lilium’s business partnerships with whom Lilium has entered into feasibility studies, indications of interest, memorandums of understanding or other preliminary arrangements. These descriptions are based on the Lilium management team’s discussions and the latest available information and estimates as of the date of this presentation. In each case, these descriptions are subject to negotiation and execution of definitive agreements which have not been completed as of the date of this presentation and, as a result, the nature, scope and content of these business partnerships remain subject to change.

Disclaimer (Cont’d) Financial Information; Non-IFRS Financial Measures The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any solicitation statement, registration statement, or prospectus the Lilium Group files with the U.S. Securities and Exchange Commission (the “SEC”). Some of the financial information and data contained in this presentation, such as EBITDA, have not been prepared in accordance with IFRS. EBITDA is defined as net earnings (loss) before interest expense, income tax expense (benefit), depreciation and amortization. Management believes these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Lilium Group’s financial condition and results of operations. Management believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in the Lilium Group’s business and can assist investors in comparing the Lilium Group’s financial measures to those of other similar companies, many of which present similar non-IFRS or non-GAAP financial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in the Lilium Group’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. The Lilium Group is not providing a reconciliation of its projected EBITDA for years 2024-2027 to the most directly comparable measure prepared in accordance with IFRS because the Lilium Group is unable to provide this reconciliation without unreasonable effort due to the uncertainty and inherent difficulty of predicting the occurrence, the financial impact, and the periods in which the adjustments may be recognized. For the same reasons, the Lilium Group is unable to address the probable significance of the unavailable information, which could be material to future results. You should review Lilium’s audited financial statements, which will be included in the Registration Statement (as defined and discussed below) relating to the Proposed Transaction for a presentation of Lilium’s historical IFRS financial information. All of Lilium’s historical financial information included in this presentation is preliminary and subject to change pending completion of the audit in accordance with PCAOB auditing standards of Lilium’s financial statements for the financial years ended December 31, 2019 and 2020. Where to Find Additional Information About the Lilium Group and the Proposed Transaction The Lilium Group intends to submit the Proposed Transaction to Qell’s shareholders for their consideration by filing a registration statement on Form F-4 (the “Registration Statement”) with the SEC. The Registration Statement will include proxy statements to be distributed to Qell’s shareholders in connection with its solicitation for proxies for the vote by its shareholders on the Proposed Transaction and other matters described in the Registration Statement. The Registration Statement will also include a prospectus relating to the offer of New Lilium’s securities to be issued to Qell’s shareholders in connection with the completion of the Proposed Transaction. After the Registration Statement has been filed and declared effective, Qell will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Proposed Transaction. Qell's shareholders and other interested persons are advised to read the Registration Statement (and all amendments thereto) when they become available, because these documents will contain important information about the Lilium Group and the Proposed Transaction. Qell’s shareholders may also obtain a copy of the Registration Statement and other documents that Qell files with the SEC, without charge, at the SEC's website located at www.sec.gov or by directing a request to Colleen Robar, Qell Acquisition Corp., 505 Montgomery Street, Suite 1100, San Francisco, CA 94111 or by telephone at +1 313-207-5960. Qell’s shareholders or other potential investors in the Lilium Group should read the Registration Statement carefully before making any voting or investment decisions. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation The Lilium Group and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Qell’s shareholders in connection with the Proposed Transaction. Information regarding these deemed participants and their direct and indirect interests will be provided in the Registration Statement. You can find more information about Qell’s directors and executive officers in Qell’s final prospectus dated September 29, 2020 that was filed with the SEC on October 1, 2020. No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Trademarks This presentation contains the trademarks, service marks, trade names and copyrights of the Lilium Group and other companies, which are the property of their respective owners. Graphic Representations Aircraft depicted in this presentation have been rendered utilizing computer graphics.

Lilium and Qell proposed business combination summary Transaction structure • Lilium GmbH to combine with Qell Acquisition Corp. (“Qell”), a publicly listed Special Purpose Acquisition Company (“SPAC”) with ~$380M cash currently held in trust The transaction is expected to close in Q2 2021 It is anticipated that the post-closing company, Lilium N.V. (“Lilium”), will be listed on Nasdaq • • Valuation • Transaction implies a fully diluted pro forma enterprise value of ~$2.4BN and ~$3.3BN pro forma equity value - 0.7x 2026E revenue of $3.3BN - 3.4x 2026E EBITDA of $708M Capital structure • • • Transaction is expected to result in ~$830M of total gross proceeds raised to fund growth Existing Lilium shareholders will roll 100% of their equity and will own ~74%1 of the pro forma company at closing Expected to fully fund plan to commercial launch of Lilium 7-Seater eVTOL jet Source: Management estimates. Note: Pro forma ownership at $10.00 IPO price. Assumes no redemptions by Qell’s existing stockholders. Total gross proceeds based on ~$380M in cash from Qell trust account and a $450M PIPE. (1) Dual class equity structure to provide 3:1 super voting rights to Daniel Wiegand, subject to customary sunset provisions.

Lilium & Qell overview Lilium Team Qell Target Industries Daniel Wiegand Chief Executive Officer Geoff Richardson Chief Financial Officer • • • Transportation Next-Gen mobility Sustainability industrial technology Alex Asseily Chief Strategy Officer Yves Yemsi Chief Program Officer Investment Thesis for Lilium • • • • • • High growth & large TAM Differentiated proprietary technology Best-in-class team Early mover Solid & scalable business model Leading partners Qell Team Barry Engle Chief Executive Officer, Co-Founder, Director Sam Gabbita Chief Financial Officer, Co-Founder, Director Source: Company Information.

Unique eVTOL technology proven over 4 generations of technology demonstrator aircraft. World–class leadership. World–class investors & partners. HQ Munich. 600+ employees. Dirk Gebser Manufacturing Patrick Nathen Product Co-Founder Sam Gabbita CFO QELL Alastair McIntosh Technology Yves Yemsi Program Sebastian Born Structure Co-Founder Daniel Wiegand CEO Co-Founder Matthias Meiner Controls Co-Founder Barry Engle CEO QELL Tom Enders Board Member Airbus CEO 2007-19 Tier 1 investors and board Eco-system of partners Certifying authorities Source: Company information. Note: Information as of February 2021. Certifications in process, not yet obtained.

Positioned to be the global leader in regional electric air mobility

Team

Assembled over 400 engineers with significant experience in the electric aviation industry.

Economics

Potential leading payload capacity, speed, range and highly attractive unit economics with access to ~$1.5 - $3.0TN TAM.

Technology

Developed technologies required for high capacity, low noise, high efficiency, electric air travel.

Service

Will offer passenger mobility services (B2C) and jet leases to enterprises (B2B). This allows a greater proportion of the value chain to be captured.

Aircraft

First product will be a 7-Seater eVTOL jet projected to offer the highest capacity and lowest noise in the market.

Partners

Partnerships for eVTOL network for 14 vertiports in US exclusive to Lilium, in negotiation with 10 further sites to roll-out European network.



Source: Architectural performance assessment of an eVTOL aircraft *(see sources)*. Morgan Stanley *(see sources)*. Lilium business plan.
Note: Planned service launch 2024.

Lilium Investor Presentation 2021 7

Infrastructure and Training Partners Tier 1 Aerospace Suppliers & Development Partners Global Investors A leading global airport operator with $27BN of assets Among the world’s top technology companies Global manufacturer of aerostructures & engine components One of UK’s best performing funds – major investor in Tesla & Amazon Leading European Aviation Training provider Leading manufacturer of high performance carbon composites Among Europe’s leading and largest early-stage investors Assets in > 200 companies, 13 countries Developer of the world‘s leading software for data driven decisions and operations Two of Germany’s most important and largest airports A pioneering global impact investor Note: Some partnerships are in the process of being finalised into binding, definitive agreements. Source: Company filings. Company websites. Fortune. Citywire. Airport Association ADV. Private Equity Wire.

Wall Street to Philadelphia 30mins $170 Lilium Investor Presentation 2021 9 Note: Advertising and US East Coast used for illustrative purposes only Lilium is expecting to initially launch in Florida and Germany Lilium pricing based on Business Plan. 7-Seater: 2026E. Time calculations based on Lilium flight time with average speed of 155 mph

25mins $130 Lilium Investor Presentation 2021 Note: Advertising and US California used for illustrative purposes only Lilium is expecting to initially launch in Florida and Germany Lilium Pricing based on Business Plan. 7-Seater: 2026E. Time calculations based on Lilium flight time with average speed of 155mph 10 Palo Alto to Napa

Lilium can revolutionize urban, suburban & regional mobility


Albany
Norwich
Binghamton
Springfield
Boston
Mid-term
Launch
Providence
Poughkeepsie
Middletown
Scranton
New Haven
Williamsport
Greenwich
Montauk
~40 minutes - ~$200
~2 hours time saving
New York
Pottsville
Allentown
JFK Airport
~5 minutes - ~$65
~40 minutes time saving
Harrisburg
Reading
Trenton
Philadelphia
~30 minutes - ~$170
~1+ hour time saving
Baltimore
Washington

Zero Operating Emissions

Source: Estimated pricing based on Lilium business plan.
Note: 7-seater: 2026E. Time calculations based on Lilium flight time with average speed of 155 mph. Time comparison based on average trip time by car according to Google Maps. New York used for illustrative purposes only. Lilium is expecting to initially launch in Florida and Germany.
Range refers to service range (service range = physical range minus reserves).

Lilium Investor Presentation 2021 11

Lilium can revolutionize urban, suburban & regional mobility

Zero Operating Emissions

~30 minutes - ~$165
~1 hour time saving

~10 minutes - ~$90
~45 minutes time saving

~40 minutes - ~$200
~1 hour 45 minutes time saving



Mid-term
Launch
Chico
Reno
Mendocino
Lake Tahoe
Sacramento
St Helena
Santa Rosa
Napa
Stockton
San Francisco
Yosemite
Palo Alto
San Jose
Santa Cruz
Fresno
Big Sur

Source: Estimated pricing based on business plan.
Note: 7-seater: 2026E. Time calculations based on Lilium flight time with average speed of 155 mph. Time comparison based on average trip time by car. California used for illustrative purposes only. Lilium is expecting to initially launch in Florida and Germany. Range refers to service range (service range = physical range minus reserves).

High-speed eVTOL network aiming to turn states into neighborhoods Binghamton Boston Providence Scranton Lock Haven The Hamptons Long Island 100x cheaper New Jersey 10x denser & faster to deploy vs. ground transport infrastructure Atlantic City Washington Salisbury Source: European Court of Auditors (see sources – explains average cost and time to deploy High-Speed Rail Infrastructure). Management estimates. Note: Example of a potential network based on mid-term range potential. New York used for illustrative purposes only. Lilium is expecting to initially launch in Florida and Germany. Baltimore Philadelphia Northeast Philadelphia Airport Lancaster Harrisburg Harrisburg Airport Allentown New York Newark Airport New Haven Poughkeepsie Hartford Roscoe Springfield Albany

Market: moving people & things at high speed Moving people 2040 Moving things 2040 ~$1.0 – 2.0 Trillion ~$0.5 – 0.8 Trillion ~$1.5 – $3.0 Trillion Source: Morgan Stanley (see sources). Note: Market size refers to revenue.

Industry-defining fully electric vertical take off & landing jet

Best projected unit economics

7 seats
leading payload

×

175 mph
cruise speed

Best projected market access

155+ miles
leading range

×

Lower noise
than open propeller eVTOLs



Zero Operating Emissions

Source: Architectural performance assessment of an eVTOL aircraft *(see sources)*. Lilium engineering assessment. Management estimates.
Note: Cruise speed based on Lilium engineering assessment assuming flight at 10,000 ft. Range refers to physical range (service range + reserves).

Lilium Investor Presentation 2021 15

Lilium’s technology demonstrator aircraft Aircraft in the image is a full scale, unmanned demonstrator and not a serial production aircraft.

L\L\UfT\

Business jet format, convenience of a car

Revolutionizing logistics 6m3 ~210ft3 of or cargo 200X Source: Management estimates.

RJuestvboealutytipoicnoaf druycted fan on wing – zoomed in. Technology

Ducted Electric Vectored Thrust (DEVT) Proprietary technology at the core of Lilium’s technology platform Major advantages over open propeller eVTOL • • • Lower noise, lower vibration Larger aircraft with more payload Scalable Source: Architectural performance assessment of an eVTOL aircraft (see sources). Note: DEVT can scale to larger aircraft with more payload for same footprint and noise level.

Chosen propulsion system has the highest market penetration ~95% of commercial aircraft and business jets manufactured use ducted fans Source: GAMA, JADC, Company information (Airbus, Boeing, Bombardier, Embraer), 2009 – 2019.

DEVT technology supports higher payload & scaling to larger aircraft

Open propeller 5-Seater competitor

Cannot scale

to heavier aircraft with more payload without significant **increase in rotor tip-to-tip span (footprint) or noise levels**

Lilium 7-Seater

Space for cargo: $6m^3$ / $210ft^3$

1.5x larger

passenger **capacity** and **revenue** potential vs. identified competitor

Lilium 16-Seater

Space for cargo: $15m^3$ / $530ft^3$

3.75x larger

passenger **capacity** and **revenue** potential vs. identified competitor


15m

Source: Architectural performance assessment of an eVTOL aircraft *(see sources)*. eVTOL.news. Lilium business plan.
Note: Lilium 16-Seater projected to be launched by 2028.

Lilium Investor Presentation 2021 23

7-Seater will be an economic game changer 16-Seater will take it further Note: Indicative rendering concept.

Low noise at take-off allows Lilium access to more landing sites, higher network density



Open propeller eVTOLs
~60 dBA projected at
220m



Inaudible during cruise from the ground

Lilium Jet
~60 dBA at
100m

Lilium creates **5x lower noise footprint** in hover flight than open propeller eVTOLs

Source: Management estimates. Architectural performance assessment of an eVTOL aircraft *(see sources)*.
Note: Assumes similar aircraft weight for open propeller eVTOLs vs. Lilium's 7-Seater.

Lilium Investor Presentation 2021 25

Advanced battery cell technology secured with exclusivity for the eVTOL market

Strategy

- Evaluated >50 battery technology companies
- Energy requirements: high energy and power density
- Operating requirements: long cycle life, low cost and fast charge

Chosen cell chemistry measurements

- Silicon-anode lithium-ion pouch battery cells
- >330 Wh/kg
- Fast charge: 15 minutes to 80%, 30 minutes to 100%
- Chemistry measured beyond 800 cycles

Industrialisation

- Battery cell manufacturing on standard production lines with pre-lithiation
- Intend to leverage established partners for mass manufacturing

As battery cells continue to improve, our range will grow accordingly


Projected physical range in miles
(Service range)
~123
(~98)
~155
(~130)
~193
(~163)
~252
(~217)
Energy density in Wh/kg
280
330-350
400
500
Target for entry into service

Source: Management estimates. Third party battery supplier. Architectural performance assessment of an eVTOL aircraft *(see sources)*. Roland Berger *(see sources)*. Lilium Battery Team.
Note: Service range assumes 25 miles of reserves for rain, headwind and diversion for 123-155 miles range, 30 miles reserves for 193 miles range and 35 miles reserves for 252 miles range. Battery cell technology still under development, design not yet finalized.

Lilium Investor Presentation 2021 26

Energy storage system: innovative & safe Battery systems are years in development: • Tested and refined over several years to meet aerospace requirements Optimization of weight and cost through detailed structural design and material choices • Safety and redundancy: • Independent battery packs will provide redundancy to meet regulators’ safety requirements Containment of any incident in battery cells in a module will allow continued safe flight and landing Integration of crumple zone into the primary aircraft structure will meet regulators’ crash requirements • • Source: Management estimates. EPS Design Challenges and Solutions, Lilium Battery team, 2020. Note: Battery depicted has been rendered utilizing computer graphics; energy storage system still in development. Regulator requirements refer to EASA and FAA.

Accomplished leadership in aviation

~400 Engineers with a combined
~4,000 years of aerospace experience



Daniel Wiegand
CEO & Co-Founder

Aerospace Engineer

LILIUM



Dirk Gebser
Chief Manufacturing Officer

VP Aircraft Assembly A380 & A320

AIRBUS



Yves Yemsi
Chief Program Officer

SVP Procurement & Supply Chain, VP Program Quality A350

AIRBUS



Luigi Ricci Moretti
Chief Engineer

Chief Engineer Next Generation Civil Tilt Rotor

LEONARDO



Alastair McIntosh
Chief Technology Officer

Chief Engineer A350 engines and MD Rolls-Royce Germany



Brian Phillipson
Deputy CTO

MD EurofighterGroup
MD BAE Systems

BAE SYSTEMS Eurofighter Typhoon

Source: Company information.
Note: Information as of February 2021.

Lilium Investor Presentation 2021 28

This team has developed & delivered some of the most successful & complex aircraft in aviation history



VP Aircraft Assembly,
SVP Aerostructure



VP Supply Chain
Airframe

Airbus A320

The most successful aircraft ever





VP Program
Quality

Airbus A350

Most modern widebody aircraft with unrivalled levels of operational efficiency





VP Aircraft Assembly,
SVP Aerostructure



VP Supply Chain
Airframe

Airbus A380

The world's largest passenger airliner



Engines of Airbus A350 and Gulfstream G650



Chief Engineer



Eurofighter Typhoon

The world's most advanced fighter jet



Managing
Director



Harrier VTOL

The world's first VTOL fighter



Program
Director



Source: Airbus *(see sources)*. Eurofighter Typhoon *(see sources)*. National Museum of Scotland *(see sources)*.
Note: Titles refer to previous roles.

Lilium Investor Presentation 2021 29

Global business team with entrepreneurial experience 40+ nationalities, work in English Geoff Richardson Chief Financial Officer Alex Asseily Chief Strategy Officer Jessica Bryndza Chief Marketing Officer CFO of Cruise, Oversaw $7BN+ of Capital into Cruise Founder, Jawbone Founder, Elvie Senior Marketing Leadership Anja Maassen van den Brink Chief People Officer Remo Gerber Chief Operating Officer MD W. Europe, Gett, COO Northern Europe at Groupon CHRO at Vodafone Ziggo Source: Company information. Note: Information as of February 2021.

Certification & Manufacturing

Lilium has agreed certification basis with EASA and is in concurrent type certification with EASA & FAA

Certification with both authorities would ensure **global market access**


First engagement
with EASA & FAA to establish inputs
Certification application accepted by **EASA** and **FAA**
Regulatory framework: EASA
SC VTOL publication (H2 2019)
End 2020: **EASA CRI-A01** received –
Certification basis agreed[1]
2016
2017
2018
2019
2020
2021
2022
2023
2024
Today

Technology maturation through several aircraft demonstrators

Frequent engagement with regulators

Ground / flight test campaign with several aircraft & Type Certification

Source: EASA. Company information. Management estimates.
Note: Indicative timeline: Lilium does not control regulatory timelines.
(1) In 2020 received EASA CRI-A01 against current EASA SC-VTOL.

Lilium Investor Presentation 2021 32

Aircraft designed for manufacturability & scale 30x fewer parts than commercial airliner: <100k projected Only one type of e-motor Only one type of actuator parts1 of the Lilium jet 2 vs ~3M Only one type of battery module Very few, highly repetitive components Automotive-style design for manufacturing Fully automated high-quality production of engines, actuators and batteries Source: (1) Management estimates. (2) Boeing (see sources).

100,000 ft^2 prototype manufacturing facility in place at HQ in Munich

~130 production engineers and technicians - operating systems & aircraft assembly & test

Fast prototyping capabilities for 80 core processes: (machine shop, metrology lab, 3D-print, and 130 fast make suppliers)

Aerospace quality processes are in place: 25 quality engineers driving aerospace approvals & assurance

Major tier 1 aerospace suppliers signed (e.g. Toray, Aciturri), 80+ suppliers projected to be contracted in 2021



Source: Company information. Management estimates.
Note: Prototype Manufacturing.

Lilium Investor Presentation 2021 34

The Business Model Vertiport plans with Ferrovial for Florida

Unique aircraft capabilities with the potential to provide access to multiple profit pools Lilium Network (B2C) Turnkey Enterprise Solution (B2B) Passengers Governments Enterprise mobility Cargo transport Lilium-branded passenger mobility networks and jet charter Co-develop passenger network for regional government Provide enterprise passenger mobility to airlines and corporates Provide multiple aircraft to enterprises for freight US & Europe initially Global Global Global Source: Lilium Business Model.

Our capital–light model allows us to deliver quality & scale in our operations Lilium Network (B2C) Turnkey Enterprise Solution (B2B) Vertiport infrastructure | Airline operations | Pilot training | Maintenance Source: Lilium Business Plan. Aircraft Aircraft engineering | Manufacturing 3rd PartiesInfrastructure & Operations Digital Platform Network management | Flight planning | Aircraft ops | Customer app

Digital platform connecting customers, aircraft & ground operations Vertiport and charging management Aircraft data and health management Customer app Flight planning and network management Partner service integration & booking Note: Platform still under development.

One jet can generate >$15k revenue per day


Manhattan
~20 minutes
Boarding and charging
~30 minutes flight time
$170 ticket price
Philadelphia
~20 minutes
Boarding and charging

Passenger miles per jet per day	~1,500
Revenue per jet per day	~$15,000
Revenue per jet per year	~$5M
Jet unit cost	~$2.5M

Zero Operating Emissions

Source: Lilium business plan. 7-seater: 2026E.
Note: Jets to be deployed. Converted at USD / EUR of 1.21. Assuming 75% Load factor and 5% Deadhead ratio. New York used for illustrative purposes only. Lilium is expecting to initially launch in Florida and Germany. Lilium Network (B2C routes).

Lilium Investor Presentation 2021 39

Highly attractive unit economics in complementary business models

Lilium Network (B2C)

Annual revenue	~$5M
Annual contribution margin	~25%
Jet payback period	~ 2 years
Lifetime profit per jet	~ $10M

Jet unit cost
~ $2.5M

Turnkey Enterprise Solution (B2B)

Governments | Enterprise mobility | Cargo transport

Upfront payment	~ $4M
Annual service fee[1]	~ $1M
Jet payback period	immediate
Lifetime profit per jet	~ $5M

Source: Lilium business plan.
Note: 7-Seater: 2026E. B2C LT profit calculated as contribution margin for given year * lifetime of jet (equal to 8 years). B2B LT profit calculated as upfront payment minus initial costs plus annual service margin * lifetime of jet (equal to 8 years).
Figures converted at USD / EUR of 1.21. (1) Annual service fee includes spare parts and digital infrastructure, not operations.

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Partnering with leading infrastructure partners in Florida to build up to 14 vertiports. Potential annual revenue of ~$1BN from Lilium Network by 2026. ~$200M of commitments from Planned vertiports represent first 2 years of revenue growth for Lilium after commercial launch. Engaged in negotiations with key infrastructure partners for 10 vertiports to build network across Europe. leading partners Source: Lilium business plan.

Florida launch network planned with Ferrovial and Tavistock

ferrovial TAVISTOCK

Development of 14 sites by Ferrovial and Tavistock



Daytona
Orlando
Melbourne
Tampa
St. Petersburg
Sarasota
Port St Lucie
West Palm Beach
Fort Myers
Naples
Fort Lauderdale
Miami
Key Largo

Jets to be deployed	~125
Potential revenue p.a.	~$600M

Source: Lilium business plan.
Note: Planned network for Lilium in Florida, indicative. Lilium Network (B2C routes).

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Proposed Germany launch network has a ~$900M+ potential run rate



Köln Bonn Airport
Düsseldorf Airport
DUS
Bielefeld
Kassel
Düsseldorf
Cologne
Frankfurt
Luxembourg
Nuremberg
Stuttgart
Ingolstadt
Munich Airport
Munich
Basel
Zürich
Salzburg

Jets to be deployed	~190
Potential revenue p.a.	~$900M

Source: Lilium business plan.
Note: Planned network for Lilium in Germany, indicative. Lilium Network (B2C routes).

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Global Opportunity Launch Launch Source: Lilium Business Model. Note: Certification in process, not yet obtained.

Markus — Lilium Test Pilot Lufthansa Aviation will train our pilots Source: Signed agreement with Lufthansa.

Financial & Transaction Overview

This transaction is intended to fund to launch of commercial operations

- Finalize German factory for serial production
- Launch serial production aircraft
- Complete Type Certification process
- Launch global revenue generating business


Go-to-market
~$100M, 12.5%
Talent & Infrastructure
~$500M, 62.5%
Production & engineering capex
~$200M, 25%

Source: Lilium business plan. Management estimates.

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Diversified revenue model Balanced revenue streams... ...driven by strong market entry (in $BN) $5.9 ~1,000 jets in operation by 2027 ~30,000 tickets sold per year per jet on average by 2027 ~600,000 miles flown per year per jet in 2027 ~$550 average revenue per flight by 2027 ~$4M upfront revenue per jet ~$6M revenue from recurring services per jet over 8 years 2024E 2025E 2026E 2027E Turnkey Enterp rise Solution Liliu m Network Source: Lilium business plan. Management estimates. Note: Converted at USD / EUR of 1.21. $3.3 3.2 $1.3 1.7 2.7 1.6 $0.2 0.5 0.8

Financial profile $M Production volume 2024E 90 2025E 325 2026E 600 2027E 950 • Aircraft allocation flexibility between Lilium Network and Turnkey Enterprise Solution (assumed 50/50%) Infrastructure capex funded by partners Revenue % Growth 246 nm 1,314 435% 3,306 152% 5,867 77% • EBITDA % Margin (180) nm 70 5% 708 21% 1,440 25% • Enterprise business provides credit floor and revenue visibility, network has high revenue ceiling Operating cash flows (197) 39 521 1,060 Capex1 % Revenue (61) 25% (108) 8% (45) 1% (114) 2% Capital Investments in Lilium Network fleet2 % Revenue (127) 52% (448) 34% (749) 23% (1,152) 20% Source: Lilium business plan. Management estimates. Note: Converted at USD / EUR of 1.21. (1) Investments for manufacturing capex, supplier NRCs, engineering, testing and certification, and small per head investments. (2) Lilium assumes external financing. Selected cash flows Profit & Loss items

Enterprise value benchmarking EV / Revenue EV Infra & Tech1 Shared Economy2 Current Trading Vertical mobility Vertical mobility Electric Vehicle Market Leaders LiDAR3 Based on $2.4bn pro forma EV Current Trading Current Trading 4,5x 2,7x 2,3x 2,5x 1,8x 1,3x 1,2x Trading Median Valuation year 2026 2026 2026 2025 EV / EBITDA EV Infra & Tech1 Shared Economy2 Current Trading Vertical mobility Vertical mobility Electric Vehicle Market Leaders LiDAR3 Current Trading Current Trading 14,6x 5,8x 4,4x N/A N/A N/A Trading Median Valuation year 2026 2026 2026 2025 Source: Management estimates, investor presentations, FactSet as of 03/26/2021 Note: Multiples omitted due to lack of broker estimates labeled as “N/A”; Precedent transaction multiples represent multiple at time of announcement at $10.00 SPAC share price; “Current trading” based on current enterprise value, including dilutive impact of warrants, and Wall Street equity research estimates; Multiples less than 0.0x or greater than 100.0x omitted from calculations; 1 Includes Chargepoint, EVgo, QuantumScape; 2 Includes Airbnb, Blade, Lyft and Uber; 3 Includes Aeva, Innoviz, Luminar and Ouster 50 Lilium Investor Presentation 2021 11.4x 5,8x 3,4x 2026 At Announcement 5,6x 4,2x 2026 2,6x 1,3x 0,7x 2026 At Announcement 2,3x 2026

Transaction overview

Illustrative sources and uses

Sources	$M
SPAC cash in trust[1]	$380
PIPE capital	$450
Lilium shareholders	$2,444
Qell promote[3]	$46
Total sources	**$3,320**

Uses	$M
Cash to balance sheet	$780
Lilium shareholders	$2,444
Illustrative fees & expenses	$50
Qell promote[3]	$46
Total uses	**$3,320**

Illustrative pro forma valuation

Share price	**$10.00**
Pro forma shares outstanding (M)[1, 2, 3]	332.0
Pro-Forma Equity value	**$3,320**
Existing Net debt / (cash)[4]	($166)
Cash to balance sheet	($780)
Pro-Forma Enterprise value	**$2,374**

Illustrative pro forma ownership[1]



Qell public shareholders 11%
Qell sponsor shareholders[3] 1%
PIPE shareholders 14%
Existing Lilium shareholders[5] 74%

Source: Management estimates.
Note: Converted at USD / EUR of 1.21. (1) Assumes no redemptions from SPAC existing public shareholders. (2) Represents 244.4M shares owned by existing Lilium shareholders (includes key employee incentive and ESOP), 45.0M shares owned by PIPE shareholders, 38.0M shares owned by SPAC Public shareholders and 4.6M shares attributed to the Sponsor; excludes any dilutive effects from the exercise of warrants. (3) Excludes 40% of sponsor shares (3.1M) subject to earnout based on the achievement of certain operational milestones and otherwise which will become fully vested by end of the Q3 2025. (4) Based on preliminary 2020 financial results. (5) Dual class equity structure to provide 3:1 super voting rights to Daniel Wiegand, subject to customary sunset provisions.

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Thank You

Sources

Page	Source	Link
7, 15 , 21, 23, 25, 26	Architectural performance assessment of an electric vertical take-off and landing (e-VTOL) aircraft based on a ducted vectored thrust concept, Dr. P. Nathen, 2021	• n/a
7, 14	Morgan Stanley Research, Flying Cars: Investment Implications of Autonomous Urban Air Mobility, December 2, 2018	• n/a
13	European Court of Auditors - A European high-speed rail network: not a reality but an ineffective patchwork	• https://op.europa.eu/webpub/eca/special-reports/high-speed-rail-19-2018/en/
26	Roland Berger	• https://www.rolandberger.com/publications/publication_pdf/roland_berger_aircraft_electrical_propulsion_2.pdf
29	Airbus	• https://www.airbus.com/content/dam/corporate-topics/publications/backgrounders/EN-Airbus-A320-Facts-and-Figures.pdf • https://www.airbus.com/newsroom/press-releases/en/2019/03/lufthansa-orders-20-additional-a350900-widebody-aircraft.html • https://www.airbus.com/aircraft/passenger-aircraft/a380.html
29	Eurofighter Typhoon	• https://www.eurofighter.com/the-aircraft
29	National Museum of Scotland	• https://www.nms.ac.uk/explore-our-collections/stories/science-and-technology/hawker-siddeley-harrier/
32	EASA	• https://www.easa.europa.eu/sites/default/files/dfu/SC-VTOL-01%20with%20highlights.pdf
33	Boeing	• https://www.boeing.com/commercial/services/parts-solutions/

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